Exhibit (a)(5)(viii)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

KAREN CHANA KUPFER, Individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
)
)
v.	)	Civil Action No. ___________
)
VICTOR F. GANZI, DAVID J. BARRETT, FRANK	)
A. BENNACK, JR., JOHN G. CONOMIKES, KEN	)
J. ELKINS, GEORGE R. HEARST, JR., WILLIAM	)
RANDOLPH HEARST III, BOB MARBUT, GILBERT C. MAURER, MICHAEL E. PULITZER, DAVID PULVER,	)
CAROLINE L. WILLIAMS, and HEARST-ARGYLE	)
TELEVISION, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by her attorneys, alleges the following upon information and belief, except for those allegations which pertain to plaintiff and her attorneys, which allegations are based on personal knowledge. Plaintiffs information and belief is based on, inter alia, the investigation conducted by her attorneys, including a review of the public filings of defendant Hearst-Argyle Television, Inc. (“HTV” or the “Company”), press releases, news articles, and publicly available information concerning HTV.

NATURE OF THE ACTION

1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of HTV, who are similarly situated (the “Class”), for injunctive relief and other relief for compensatory damages. Plaintiff seeks injunctive relief herein, inter alia, to enjoin the implementation of a proposed transaction whereby Hearst Corporation (“Hearst”) will purchase all outstanding shares of HTV it does not already own for approximately $600 million.

2. The offer is being advanced through unfair procedures and the consideration offered is an unfair price and does not constitute a maximization of stockholder value for the public stockholders. The proposed price is designed to benefit the defendants to the detriment of the Company’s public stockholders.

3. As discussed in detail below, Hearst and the Individual Defendants, who together control the actions of HTV, have breached their fiduciary duties to HTV’s public stockholders by acting to cause or facilitate Hearst’s acquisition of all of the outstanding shares of HTV for unfair and inadequate consideration, and colluding in Hearst’s coercive tactics in accompanying such buyout.

THE PARTIES

4. Plaintiff is and, at all relevant times has been, the owner of HTV common stock.

5. Defendant HTV was formed in August 1997 when Hearst combined its television broadcast group and related broadcast operations (the “Hearst Broadcast Group”) with those of Argyle Television, Inc. (“Argyle”). HTV owns twenty-six television stations, and manages an additional three television and two radio stations, in geographically diverse U.S. markets. The Company’s television stations reach approximately eighteen percent of U.S. TV households, making it one of the largest U.S. television station groups. The Company owns twelve ABC affiliated stations and manages an additional ABC station owned by Hearst Corporation, and is the largest ABC affiliate group. HTV also owns ten NBC affiliates and is the second-largest NBC affiliate owner, and owns two CBS affiliates. The Company is organized under the laws of Delaware with its principal executive offices located at 88 Seventh Avenue New York, New York 10106. As of August 27, 2007, HTV had approximately twenty-four million shares of common stock outstanding and thousands of stockholders of record. HTV’s stock trades over the NYSE.

6. Defendant Hearst owns, through its wholly-owned subsidiaries, Hearst Holdings, Inc., a Delaware corporation (“Hearst Holdings”), and Hearst Broadcasting, Inc., a Delaware corporation (“Hearst Broadcasting”), 100% of the issued and outstanding shares of the Company’s Series B Common Stock, par value $.01 per share, (the “Series B Common Stock,” and together with the Company’s Series A Common Stock, par value $.01 per share, the “Series A Common Stock,” the “Common Stock”) and approximately 52.9% of the issued and outstanding shares of the Company’s Series A Common Stock, representing in the aggregate approximately 73.75% of the outstanding voting power of HTV’s Common Stock. On February 15, 2007, Hearst Broadcasting also owned 500,000 Series B Redeemable Convertible Preferred Securities due 2021 that were issued by Hearst-Argyle Capital Trust, the Company’s wholly owned subsidiary trust. Hearst Broadcasting may convert the Series B Redeemable Convertible Preferred Securities into 986,131 shares of HTV Series A Common Stock, representing in the aggregate approximately 1.9% of the outstanding voting power of our Common Stock. Because of Hearst’s ownership, HTV is considered a “controlled company” under New York Stock Exchange rules and Hearst dominates and controls HTV.

7. Defendant Victor F. Ganzi (“Ganzi”) has been the Chairman of the Company’s board of directors since January 1, 2003 and a director since August 29, 1997. Since June 1, 2002, Ganzi has served as President and Chief Executive Officer of Hearst. Ganzi served as Executive Vice President of Hearst from March 1997 through May 2002 and as Chief Operating Officer of Hearst from March 1998 through May 2002. He is also a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.

8. Defendant David J. Barrett (“Barrett”) has been the Chief Executive Officer since January 1, 2001, President since June 1999 and a director of the Company since August 29, 1997. Barrett served as Co-Chief Executive Officer from June 1999 to December 31, 2000. Prior to his appointment as President and Co-Chief Executive Officer, he served as Executive Vice President and Chief Operating Officer beginning on August 29, 1997. Prior to this time, he served as a Vice President of Hearst and Deputy General Manager of Hearst’s broadcast group since January 1991. Barrett is a member of Hearst’s Board of Directors.

9. Defendant Frank A. Bennack, Jr. (“Bennack”) is and was at all relevant times a director of the Company since August 29, 1997. In December 2002, Bennack was designated to serve as the presiding director of periodic executive sessions of the Board of Directors in which management directors and other members of management do not participate. Bennack served as President and Chief Executive Officer of Hearst from January 1979 through May 2002. Since June 1, 2002, Bennack has served as Vice Chairman of Hearst’s Board of Directors and Chairman of Hearst’s Executive Committee. He is also a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.

10. Defendant John G. Conomikes (“Conomikes”) is and has been a director of the Company since August 29, 1997. From June 1999 to November 2002 Conomikes served as Senior Vice President of The Heart Corporation. Conomikes also served as President and Co-Chief Executive Officer of the Company from August 1997 to June 1999. Prior to this time, he served as a Vice President of Hearst and the General Manager of Hearst’s broadcast group since March 1983. From January 1981 to March 1983, Conomikes served as Hearst’s General Manager of Television and from February 1970 to January 1981, served as Vice President and General Manager of WTAE in Pittsburgh, Pennsylvania. Conomikes joined Hearst in 1959 at WTAE where he served in various positions before assuming the Vice President and General Manager positions at the station. Conomikes is also a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.

11. Defendant Ken J. Elkins (“Elkins”) is and has been a director of the Company since March 18, 1999. Elkins currently serves as a director of Pulitzer Inc., the successor entity to Pulitzer’s newspaper operations. Prior to the Pulitzer Merger, Mr. Elkins served as Senior Vice President — Broadcasting Operations and Director of Pulitzer and President and Chief Executive Officer of Pulitzer Broadcasting Company. In addition, he served as Vice President — Broadcast Operations from April 1984 through March 1986 and prior to that time served as a general manager of certain of Pulitzer’s television stations.

12. Defendant George R. Hearst, Jr. (“G. Hearst”) is and has been a director of the Company since August 29, 1997. G. Hearst has served as the Chairman of the Board of Directors of Hearst since March 1996. From April 1977 to March 1996, G. Hearst served as a Vice President of Hearst and headed its real estate activities. He is also a Trustee of the Trust established under the Will of William Randolph Hearst, a director of the William Randolph Hearst Foundation and the President and a director of The Hearst Foundation. G. Hearst is a cousin of William R. Hearst III.

13. William Randolph Hearst III (“WR Hearst”) is and has been a director of the Company since August 29, 1997. From October 1984 to December 1995, WR Hearst served as Publisher of the San Francisco Examiner newspaper, then owned by Hearst. WR Hearst is a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst, President and Director of the William Randolph Hearst Foundation and Vice President and a Director of The Hearst Foundation. WR Hearst is a cousin of George R. Hearst, Jr.

14. Defendant Bob Marbut (“Marbut”) is and has been director of the Company since August 29, 1997. Marbut served as Co-Chief Executive Officer and Chairman of the Board of Directors from August 29, 1997. Marbut served as the Co-Founder, Chairman and Chief Executive Officer of Argyle Television, Inc. from August 1994 until August 29, 1997.

15. Defendant Gilbert C. Maurer (“Maurer”) is and has been a director of the Company since August 29, 1997. Maurer served as Chief Operating Officer of Hearst from March 1990 until March 1998 and as Executive Vice President of Hearst from June 1985 until September 1998. Maurer currently is serving as a consultant to Hearst. Maurer is a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.

16. Defendant Michael E. Pulitzer (“Pulitzer”) is and has been a director of the Company since March 18, 1999. Since June 1, 2001, Pulitzer has served as the non-executive Chairman of the Board of Pulitzer Inc., the successor company to Pulitzer’s newspaper operations. Between March 18, 1999 and May 31, 2001, he served as the executive Chairman of the Board of Pulitzer Inc. Prior to the consummation of the Pulitzer Merger, Pulitzer served as Chairman of the Board, President, and Chief Executive Officer of Pulitzer. He also served as Vice Chairman of the Board of Pulitzer from April 1984 through March 1986 and as President and Chief Operating Officer of Pulitzer from April 1979 through March 1984.

17. Defendant David Pulver (“Pulver”) and Caroline L. Williams (“Williams”) are and were at all relevant times, directors of HTV.

18. The individuals described in paragraphs 6 through 17 are referred to as the Individual Defendants.

CLASS ACTION ALLEGATIONS

19. Because of their positions as officers/directors, the Individual Defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class. Each defendant herein is sued individually as a conspirator, as well as in her capacity as an officer, director, and/or controlling stockholder of the Company, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

20. Plaintiff brings this action on her own behalf and as a class action, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company’s principal stockholders, who will be threatened with injury arising from defendants’ actions as is described more fully below.

21. This action is properly maintainable as a class action.

22. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 24 million shares of common stock, which are held by thousands of record and beneficial stockholders.

23. There are questions of law and fact common to the Class including, inter alia, whether:

a. defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

b. plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

24. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

25. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

26. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

27. On August 27, 2007, Hearst announced that it had offered to acquire the remaining outstanding shares of HTV at $23.50 per share in cash. The total value of the Proposed Transaction is reported to be approximately $600 million.

28. After the announcement of the Proposed Transaction, HTV’s shares traded above the offer price, a sign that investors are either unhappy with the price being offered or that they expect another suitor to offer more.

29. On August 27, 2007 HTV announced that it had formed a special committee of its board of directors to consider the Proposed Transaction.

30. The proposed consideration is inadequate and unfair to plaintiff and the Class because, in reality, it offers a very meager premium, if any, and thereby deprives plaintiff and the Class of the true and full value of their shares.

31. Not surprisingly, other HTV stockholders have publicly expressed their dissatisfaction with the terms of the Proposed Transaction. Marathon Partners LP (“Marathon”), which holds approximately 90,000 of HTV’s outstanding common stock, wrote a letter to the Board advising of its opposition to the Proposed Transaction. Marathon questions the timing of the offer and characterized it as an attempt by Hearst and management to steal the Company at an unfair price at an opportune time. The August 28th correspondence urges the Board to reject the offer for the following reasons:

It is absolutely clear that the current offer does not fairly compensate the shareholders of HTV for the unique and valuable assets the Company controls. I strongly urge you to reject the $23.50 offer outright. From my viewpoint, this is a highly opportunistic move by Hearst Corporation that offers no compelling call to action for HTV owners. It is obvious to me that any true fiduciary would find Hearst Corporation’s offer unacceptably low. In case it is not obvious to you, I have highlighted some of the reasons below.

HTV Management Comments

During HTV’s second quarter 2006 earnings conference call, management stated the following about the Company and its share price:

“I believe we’re one of the strongest companies in the business, as evidenced by the quality of our stations and our people, the quality of our earnings, and the strength of our balance sheet. These are challenging times, but we feel we are up for the challenge. We are frustrated with the weakness of our stock price, but believe that HTV shares represent outstanding value for investors.”

HTV’s share price the day before that earnings conference call was just shy of $21.00. I am confident that CEO David Barrett comments about HTV as an ‘outstanding value’ did not start at $21.00 and end at $23.50. More likely, Mr. Barrett’s comments reflected a belief that intrinsic value lied well above the then current market price for HTV shares.

Mr. Barrett’s response to a question during the Company’s second quarter 2007 earnings conference call regarding HTV’s year-to-date stock performance was also telling:

“We’re talking about a moment in time here, and I don’t think that the market is appreciating the value of the assets we have, the strong brand performance of these stations, and the digital initiatives. I think we are way ahead of the pack in terms of many of the things that we’re doing, and the quality of our earnings is better than most of the people that we compete with, and the market isn’t focused on that right now.

It’s very short-term focused. We’re not appealing to the momentum guys for the moment, and I wish we were. I think our stock is greatly undervalued.”

It is not an everyday occurrence that the CEO of a company says the shares of his or her Company are ‘greatly undervalued.’ Such words should not be taken lightly, especially from a top operator such as Mr. Barrett. I understand and agree with Mr. Barrett’s frustration concerning HTV’s undervalued share price. I am confident that $23.50 would not remedy the concerns expressed above.

Hearst Corporation’s acquisition of HTV shares

Since the second quarter of 2004, Hearst Corporation has acquired more than 8.1 million shares of HTV. More than 5 million of those shares were acquired at prices above the $23.50 tender offer price. In 2004 and 2005, Hearst Corporation paid as high as $25.80 and $25.72, respectively, to acquire shares. As recently as 2006, Hearst Corporation paid up to $24.00 to acquire shares. As a sophisticated and knowledgeable insider, Hearst Corporation clearly would have an advantaged position from which to assess HTV’s intrinsic value. In all likelihood, Hearst Corporation made the investments because it believed, as I did, that it was acquiring the HTV shares at prices below fair value. Given these facts, it would make absolutely no sense for the Directors of HTV to accept a price below Hearst Corporation’s open market purchases from a short time ago, especially when one assumes that those purchases were made at prices Hearst Corporation found attractive.

Retransmission Consent

HTV has just started to meaningfully monetize its content via retransmission consent negotiations with program distributors. Retransmission consent revenue totaled $6.8 million in 2005, $18 million in 2006, and is projected to be $18 — $20 million in 2007. In 2008, 2009, and 2010, HTV has indicated it will enter the

‘next round’ of retransmission negotiations with its ‘most significant distributors.’ While the Company has not provided any estimates beyond 2007, industry trends suggest that the Company is well positioned to monetize its content to a much greater degree upon the expiration of its agreements at the end of 2008.

Digital Initiatives & Investments

By the end of 2007, HTV will have spent approximately $90 million related to digital conversion. While all shareholders bore the expense of these capital expenditures over the past several years, Hearst Corporation will be the primary beneficiary of the return generated by these investments if the transaction is allowed to proceed as stated.

In addition, HTV has made multiple strategic investments in the digital media space, including its nearly 40% ownership stake in Internet Broadcasting. In the Company’s fourth quarter 2006 conference call, CEO David Barrett conceded that the Company would be “very dissatisfied” if digital revenue “stays in the 2, 3, 4, 5% range.” Coupled with Mr. Barrett and Mr. Ganzi’s 2006 Annual Letter to Stakeholders which specifically notes that digital investment will be the growth drivers of the Company in the future, it is clear that there are significant returns expected in the future from these investments.

2008 — Historical Political Year

By nearly every account, 2008 is shaping up to be a historical year for political advertising revenue. Candidates have raised record sums to date and continue to add to their war chests. The earlier primaries stand to pull forward political advertising from all candidates. Most importantly, the duration of the presidential race between each party’s nominee will expand markedly. It is clear that many of HTV’s stations are well positioned to benefit in the short run from the coming avalanche of political dollars. Hearst Corporation’s timely proposal to HTV is quite self-serving as it seeks to usurp the public shareholders’ participation in next year’s huge political advertising surge. A recent Reuters article stated that analysts predict television stations could see $2 billion to $3 billion in political advertising revenue in 2008, up from $1.6 billion in 2006 and $900 million in 2004.

Mr. Ganzi’s letter to HTV would have you believe that recent events in the marketplace now place a ‘premium on liquidity’ and that Hearst Corporation’s offer is at an ‘attractive premium.’ Mr. Ganzi’s view of the capital markets aside, I have not found a sudden need for liquidity nor do I find the offer price attractive. Indeed, I not only find the offer unattractive, but also question the timing of Hearst Corporation’s maneuvers. Prior to Hearst Corporation’s proposal, HTV’s shares closed at or above $23.50 on 134 out of 162 trading days this year, or 83% of the time. Additionally, Hearst Corporation has waited to make its offer until one of the slowest weeks of the year for Wall Street, while expecting a rapid answer from HTV. From my vantage point, this offer was made at a time when general market weakness created a small window for Hearst Corporation’s paltry offer price to be perceived as fair to the weak-kneed or weak-minded.

From Management’s commentary over the past two years, it is clear that the Company has high expectations for 2008, 2009, and 2010. Succumbing to an embarrassingly low tender offer by Hearst Corporation now robs all other shareholders of the chance to share in the value creation expected over the next few years. I understand Mr. Ganzi’s desire to run HTV as a private company. However, I urge you not to give Hearst Corporation the luxury of owning this valuable and unique company at a price far below its intrinsic value.

In previous letters, I have communicated to you the importance of stepping into the shoes of minority shareholders, especially for the independent Directors. I urge independent Directors Elkins, Pulver and Williams to be particularly vigilant in protecting the minority shareholders of HTV. In today’s environment, Boards of Directors are operating under a microscope. This situation is no different.

32. Hearst is the majority owner of HTV and is, therefore, well aware of the status of HTV’s development and success. In making its inadequate offer to acquire the remaining stock of HTV, Hearst has tried to take advantage of the fact that the market price of HTV stock does not fully reflect the progress and future value of the Company.

33. The proposed value of $23.50 per share to be paid to the members of the Class is unconscionable, unfair and grossly inadequate and constitutes unfair dealing because, among other things, (a) the intrinsic value of the stock of HTV is materially in excess of the $23.50 value, giving due consideration to the possibilities of growth and profitability of HTV in light of its business, earnings and earnings power, present and future; (b) the $23.50 value is inadequate and offers an inadequate premium to the public stockholders of HTV; and (c) the $23.50 value was fixed arbitrarily by Hearst to “cap” the market price of HTV, as part of a plan for defendants to obtain complete ownership of HTV’s assets and business at the lowest possible price. The intrinsic unfairness in defendants’ actions is also the product of the currently undervalued price of the shares in the marketplace.

34. The consideration that Hearst has offered has been dictated by Hearst to serve its own interests, and is being crammed down by Hearst and its representatives on HTV’s Board to force HTV’s minority stockholders to relinquish their HTV shares at a grossly unfair price. Such action constitutes unfair dealing.

35. Because Hearst is in possession of proprietary corporate information concerning HTV’s future financial prospects, the degree of knowledge and economic power between Hearst and the members of the Class is unequal, making it grossly and inherently unfair for Hearst to obtain the remaining HTV shares at the unfair and inadequate price that it has proposed.

36. By offering grossly inadequate value for HTV’s shares and threatening or planning to use its coercive means of control to force the consummation of the Proposed Transaction, Hearst is violating its duties as the Company’s majority stockholder.

37. Any buyout of HTV’s public stockholders by Hearst on the terms offered by Hearst will deny members of the Class their right to share proportionately and equitably in the true value of HTV’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

38. Defendants’ fiduciary obligations require them to:

a. act independently so that the interests of HTV’s public stockholders will be protected;

b. adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of HTV’s public stockholders; and

c. provide HTV’s stockholders with genuinely independent representation in the negotiations with Hearst.

39. Because Hearst controls HTV, no auction or market check can be effected to establish HTV’s worth. Thus, Hearst has the power, and is exercising its power, to acquire HTV’s minority shares and dictate terms that are in Hearst’s best interest, without competing bids and regardless of the wishes or best interests of the members of the Class or the intrinsic value of HTV’s stock.

40. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public stockholders of HTV and are engaging in improper, unfair dealing and wrongful and coercive conduct.

41. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

42. By reason of the foregoing, defendants have violated the fiduciary duties which each of them owes to plaintiff and the other members of the Class.

43. Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme, and course of wrongful conduct.

44. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate a buyout on unfair and inadequate terms which will exclude the Class from its fair proportionate share of HTV’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

45. Plaintiff and the other members of the Class are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

A. declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as a representative of the Class;

B. declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

C. preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the tender offer;

D. in the event the Proposed Transaction is consummated, rescinding it and setting it aside;

E. awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff’s counsel and experts’ fees and expenses; and

F. granting such other and further relief as may be just and proper.

RIGRODSKY & LONG, P.A.

By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky, Esquire (#3147)
Brian D. Long, Esquire (#4347)
919 N. Market Street, Suite 980
Wilmington, DE 19801
Tel.: (302) 295-5310

Dated: September 7, 2007

Attorneys for Plaintiff

OF COUNSEL:

THE WEISER LAW FIRM, PC
Patricia C. Weiser, Esquire
Debra S. Goodman, Esquire
Sandra G. Smith, Esquire
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087
(610) 225-2677

MURRAY FRANK & SAILER LLP
Brian P. Murray, Esquire
275 Madison Avenue New York, NY 10016
(212) 682-1818